O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Charles C. Hethey***

File #4554
May 11, 2009
VIA EDGAR
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Attention:   H. Roger Schwall, Assistant Director

Dear Sirs:

RE:	CANTERBURY RESOURCES, INC. (the “Company”)
- SEC File Number 333-158127
-	Registration Statement on Form S-1 Filed on March 20, 2009

We write on behalf of the Company in response to your comment letter dated April 9, 2009 regarding the above referenced filings of the Company (the “Comment Letter”).  On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the "SEC") via the EDGAR system, an amended Registration Statement on Form S-1/A (as revised, the "Amended S-1").  We enclose with this letter a copy of the Amended S-1, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended S-1, we also provide below our responses to the comments made in the Comment Letter.  Our responses herein are based, in part, on the factual information provided to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form S-1 Filed March 20, 2009

General

1.
We note that the sole selling stockholder owns 100% of the outstanding shares, and that you are registering for resale on behalf of the sole selling stockholder approximately 43.5% of those shares.  Given the nature and size of the transaction being registered on behalf of the sole selling stockholder, the transaction appears to be a primary offering.  Please revise the cover page of your filing to identify the sole selling stockholder as an underwriter as required by Item 501(b)(8) of Regulation S-K.  Please also revise your Plan of Distribution disclosure on page 7 to identify the sole selling stockholder as an underwriter as required by Item 508 of Regulation S-K.  Also, revise the disclosure that the shares will sell at a fixed price your stock is quoted on the OTCBB as you are not eligible to conduct a primary “at-the-market” offering.  See Rule 415(a)(1)(x) under the Securities Act.

In the alternative, provide detailed analysis as to why the offering of the sole selling stockholder’s shares should not be characterized as a primary offering with the sole selling stockholder acting as an underwriter.  Please see Compliance and Disclosure Interpretation 612.09 at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm

In response to this comment, the Company has revised the Registration Statement to identify the sole selling stockholder, Mr. Bruce A. Wetherall, as an underwriter.  In addition, the Company has fixed the offering price at $0.01 per share for the duration of the offering.

2.
In addition to owning 100% of the outstanding shares of the registrant, the sole selling stockholder is also the registrant’s sole executive officer and director.  Notwithstanding your disclosure regarding the duration of the offering and that the registrant will not receive any of the proceeds from the offering, we generally view a resale transaction of this type as an offering “by or on behalf of the registrant”.  Please advise the staff of the registrant’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a delayed or continuous basis pursuant to Rule 415.

In response to this comment, the Company advises that the sole selling stockholder will offer the shares on a continuous (but not a delayed) basis pursuant to Rule 415(a)(1)(ix).  Accordingly, the Company has revised the Registration Statement to reflect that the offering will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness pursuant to Rule 415(a)(1)(ix).

Incorporation of Certain Information by Reference, page 33

3.
Please revise your filing to delete the language that the statements you have made in the prospectus are qualified in their entirety by reference to additional materials.  Rule 411(a) of Regulation C under the Securities Act permits qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document.

In response to this comment, the Company has revised its Registration Statement by deleting the section titled “Incorporation of Certain Information By Reference.”

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Charles C. Hethey”

CHARLES C. HETHEY

CCH/dml

Enclosure

cc:	Canterbury Resources, Inc.
Attn: Bruce A. Wetherall, President

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